US Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

9 March 2021

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that British American Tobacco p.l.c. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended 31 December 2020 (page 311), which was filed with the Securities and Exchange Commission on 9 March 2021.

Respectfully submitted,

British American Tobacco p.l.c.

/s/ Paul McCrory
Paul McCrory
Company Secretary